EXHIBIT (e)(2)

Relevant portions of the Proxy Statement filed by the Company with the SEC on April 9, 2009

Related Party Transactions

The Board has adopted a policy and procedures for the review and approval of transactions in which Noven and its directors, executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest and whether Noven should enter into the applicable transaction. The policy covers any related party transaction that meets the minimum threshold for disclosure in Noven’s proxy statement under the relevant SEC rules. The Audit Committee is responsible for reviewing and, if appropriate, approving or ratifying any related party transactions.

In determining whether to approve, disapprove or ratify a related party transaction, the Audit Committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable to Noven than terms that would otherwise be generally available to Noven if the transaction was entered into under the same or similar circumstances with a party unaffiliated with Noven and (ii) the extent of the interest of the related party in the transaction.

Set forth below is a description of certain transactions between Noven and Mr. Phillip M. Satow, a current Noven director and a nominee for director at the 2009 Annual Meeting of Stockholders.

On August 14, 2007 (the “Closing Date”), Noven acquired JDS Pharmaceuticals, LLC (now known as “Noven Therapeutics”), which was a privately-held specialty pharmaceutical company founded by Phillip Satow and his son Michael Satow. In connection with Noven’s acquisition of this company, Noven entered into a Non-Competition Agreement and a Consulting Agreement with Phillip Satow and a Non-Competition and Employment Agreement with Michael Satow. As described in more detail below, the Consulting Agreement with Phillip Satow expired in August 2008 and the employment term of the Non-Competition and Employment Agreement with Michael Satow expired in February 2008.

The Consulting Agreement (the “Consulting Agreement”) with Phillip Satow commenced in August 2007 and expired in August 2008. Under the Consulting Agreement, Mr. Satow agreed to provide such consulting services with respect to Noven Therapeutics’ business as requested by Noven. Mr. Satow was paid a consulting fee of $250 per hour of services rendered and be reimbursed for the necessary and reasonable expenses he incurred in the performance of his services. The total fees paid to Mr. Satow under the Consulting Agreement in 2008 were $50,500.

Pursuant to the Non-Competition and Employment Agreement (the “Employment Agreement”), dated August 2007, with Michael Satow, Noven Therapeutics employed Michael Satow for a period of six months, from the Closing Date until February 2008 (the “Retention Period”), at the same rate of base salary as in effect immediately prior to the Closing Date, which was $265,200 per year. Mr. Satow, who ceased to be a Noven Therapeutics employee at the end of the Retention Period, was paid the following additional amounts under the Employment Agreement for his continued employment through the Retention Period: (i) an annual bonus for Noven Therapeutics’ 2007 fiscal year of $63,000; and (ii) a lump sum payment of $132,600 (together, the “Bonus Payments”). Under the Employment Agreement, Mr. Satow also received a lump sum cash payment of $265,200.

Each of Phillip Satow and Michael Satow continue to be bound by certain non-competition obligations to Noven that continue in effect through August 2010 for Phillip Satow and through August 2009 for Michael Satow. The Non-Competition Agreement (the “Non-Competition Agreement”), dated August 14, 2007, with Phillip Satow restricts his ability, during the three-year period which commenced on the Closing Date, to become “associated with” (as such term is defined in the Non-Competition Agreement) any business that is engaged in the acquisition, manufacture, development or sale of pharmaceutical or biotechnology products that compete with any Noven Therapeutics products that are sold or are under active development. In accordance with the Non-Competition Agreement, Mr. Satow received on the Closing Date stock-settled stock appreciation rights (“SSARs”) with respect to 44,297 shares of Noven common stock, which reflected an aggregate Black-Scholes value equal to $265,200. All such SSARs fully vested upon grant and are exercisable at an exercise price of $16.67 per share for a period of seven years from the grant date.

The foregoing descriptions of the Non-Competition Agreement, the Consulting Agreement and the Employment Agreement are qualified in their entirety by reference to the full text of such agreements, which Noven previously filed as exhibits to its reports filed with the SEC.

Director Compensation

The following table provides information on Noven’s compensation and reimbursement practices for non-employee directors. Directors who are employed by Noven do not receive any additional compensation for their Board activities and are not included in this table.

Director Compensation in 2008

					Change in
					Pension
					Value
				Non-	and Non-
				Equity	Qualified
	Fees			Incentive	Deferred
	Earned or	Stock	Option	Plan	Compen-	All Other
	Paid in	Awards	Awards	Compen-	sation	Compen-
Name	Cash	(1)(2)	(2)(3)	sation	Earnings	sation	Total

Sidney Braginsky	$33,000	$118,750	$0	$0	$0	$0	$151,750
John G. Clarkson	39,750	118,750	0	0	0	0	158,500
Donald A. Denkhaus	43,500	118,750	0	0	0	0	162,250
Pedro P. Granadillo	46,500	118,750	0	0	0	0	165,250
Phillip M. Satow(4)	24,750	93,750	0	0	0	0	118,500
Robert G. Savage	41,250	118,750	0	0	0	0	160,000
Wayne P. Yetter	90,233	118,750	0	0	0	0	208,983

(1)	Represents the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2008 in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“FAS 123(R)”). Each non-employee director received a restricted stock award upon his re-election to the Board at the 2008 Annual Meeting. The grant date fair value of the restricted stock award computed in accordance with FAS 123(R) for each director was $125,000. Such awards vest over a one-year period in four equal quarterly installments.

(2)	Set forth in the table below are the aggregate number of stock awards and aggregate number of shares of common stock underlying options held by each non-employee director as of December 31, 2008.

		Shares of
		Common Stock
		Underlying
	Outstanding	Outstanding
Name	Stock Awards	Option Awards

Sidney Braginsky	20,219	37,500
John G. Clarkson	20,219	15,000
Donald A. Denkhaus	20,219	30,000
Pedro P. Granadillo	20,219	22,500
Phillip M. Satow	19,119	0
Robert G. Savage	20,219	30,000
Wayne P. Yetter	20,219	40,000

(3)	No stock options were granted to the non-employee directors in 2008 as compensation for serving on Noven’s Board.

(4)	Does not include amounts paid to Mr. Satow under his Consulting Agreement in 2008, which are described in “Related Party Transactions” beginning on page 13.

Noven uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, Noven considers the significant amount of time that directors expend in fulfilling their duties to Noven as well as the skill-level required by Noven of members of the Board. The Board sets director compensation based on the recommendations of the Nominating and Corporate Governance Committee and Compensation Committee.

Cash Compensation Paid to Board Members

Each non-employee director receives an annual cash retainer of $20,000. For his services as Noven’s Non-Executive Chairman of the Board, Mr. Yetter receives an annual retainer of $50,000. Following a review of benchmark data prepared by PM&P and in recognition of the increased workload for those directors serving as committee chairs, the Board decided, effective May 2009, to increase by $5,000 the annual retainers for the chairs of the standing committees resulting in the amounts set forth below:

Committee	Annual Retainer to Chair

Audit	$15,000
Compensation	$10,000
Nominating and Corporate Governance	$10,000

The cash retainers are paid following the annual meeting of stockholders on a quarterly basis in advance. Non-employee directors receive attendance fees of $1,500 for each Board and committee meeting attended in person and $750 for each Board and committee meeting attended by telephone. Noven reimburses directors for their expenses incurred related to their Board membership.

Equity Compensation Paid to Board Members

Under Noven’s current director compensation program, each non-employee director is granted restricted stock valued at $150,000 upon election to the Board and then receives annual grants of restricted stock valued at $125,000 upon re-election to the Board at Noven’s annual meeting. Following a review of benchmark data prepared by PM&P, and in light of the significant responsibilities associated with the role of Noven’s non-executive Chairman of the Board, the Board increased the value of the annual restricted stock grant for the position of non-executive Chairman from $125,000 to $155,000 effective May 2009. The Board may increase or decrease the value of the awards from time to time based on such factors as the Board deems relevant. The number of shares of restricted stock granted will be determined based on the market price of Noven’s common stock on the date of grant.

Deferred Compensation Program

Directors can defer receipt of their fees and their restricted stock grants by participating in Noven’s non-qualified deferred compensation plan. A more complete description of the plan is provided below on page 36 under “Non-qualified Deferred Compensation in 2008.”

Executive Compensation

Compensation Discussion and Analysis

This section discusses Noven’s compensation policies and programs applicable to the eight executive officers named in the Summary Compensation Table on page 31 (collectively, these individuals are referred to as the “named executive officers”). Under its charter, the Compensation Committee is responsible for the review and determination of compensation for Noven’s executive officers. No discussion or analysis of the compensation determinations made by the Compensation Committee with respect to Mr. Mantelle are included in this section because he ceased to be an “executive officer” (as such term is defined in the regulations of the SEC) in 2008 in connection with the hiring of Mr. Dinh to serve as Noven’s Vice President and Chief Scientific Officer.

Compensation Philosophy and Objectives

The core objectives of Noven’s compensation programs are to secure and retain the services of high quality executives and to provide compensation to Noven’s executives that is commensurate and aligned with company performance and long-term stockholder value.

Noven seeks to achieve these objectives through three principal compensation programs. Each of these programs has a different purpose and is intended to reward achievement of different goals.

Program	Purpose

Base Salary and Benefits	Recruit and retain key employees
Annual Incentive Plan	Reward the achievement of selected annual financial and non-financial goals
Long-term Incentive Pay	Enhance long-term stockholder value by aligning the interests of executives with those of stockholders

These compensation programs are designed to reward achievement of annual and long-term objectives. Achievement of annual objectives is rewarded through the annual incentive plan, while long-term incentive pay in the form of equity grants is intended to link a significant portion of compensation to long-term stock price appreciation realized by Noven’s stockholders.

Pay Levels and Mix

Pay levels are generally established with reference to Noven’s Peer Companies (as described below) as follows:

Program	Targeted Level

Base Salary	Median to Peer Companies
Annual Incentive Award	Median to Peer Companies
Long-term Incentive Pay	75th Percentile to Peer Companies

Together, these target pay levels are designed to result in total target compensation (base salary, the annual incentive award and value at grant of the equity award) opportunities falling between the median and the 75th percentile of the Peer Companies. Noven’s target compensation levels have been selected to attract the talent needed to: maintain and advance Noven’s position as a leading transdermal drug delivery company; advance the operations of Novogyne Pharmaceuticals, Noven’s joint venture with Novartis; and advance the operations of Noven Therapeutics, Noven’s specialty pharmaceutical unit.

Noven’s target pay levels reflect its philosophy that a significant percentage of an executive officer’s total compensation should be tied to performance, and therefore be at risk. Noven believes that individuals with greater roles and responsibilities associated with achieving Noven’s performance targets (such as the CEO) should bear a greater proportion of the risk that those goals may not be achieved and receive a greater proportion of the reward if those goals are met or surpassed.

In designing Noven’s executive compensation programs, the Compensation Committee recognizes that incentive compensation programs such as Noven’s Annual Incentive Plan (“AIP”) and stock-settled stock appreciation rights (“SSARs”) have the inherent but unintended potential for creating incentives for executive officers to take unnecessary or excessive risks in order to trigger payments under such programs. The Compensation Committee believes that Noven’s compensation programs strike an appropriate balance between incentive and non-incentive compensation and that Noven’s incentive programs likewise reflect an appropriate balance between short-term and long-term incentives and between cash and equity payments. Based in part on an enterprise-wide risk assessment reviewed by Noven’s Board in February 2009, the Compensation Committee believes that Noven’s compensation programs are appropriate given Noven’s business and related circumstances and do not encourage unnecessary or excessive risk-taking by executive officers.

Benchmarking

The Compensation Committee has retained a compensation consultant every other year since 2001 to assist in the benchmarking process. In 2007, the Compensation Committee engaged Pearl Meyer & Partners (“PM&P”) to conduct an independent review of Noven’s executive compensation programs. As part of this engagement, PM&P reviewed the list of companies used by Noven for benchmarking purposes. Based on this review, the Compensation Committee selected the following 21 companies as Noven’s peer companies in 2007:

Adams Respiratory Therapeutics*	Enzon Pharmaceuticals	Nektar Therapeutics
Albany Molecular Research	Intermune	Pharmion*
Bentley Pharmaceuticals*	Ligand Pharmaceutical	Salix Pharmaceuticals
Biomarin Pharmaceutical	Martek Biosciences	Savient Pharmaceuticals
Bradley Pharmaceuticals*	Matrixx Initiatives	Sciele Pharma*
Cubist Pharmaceuticals	Myriad Genetics	Techne
Digene*	Nabi Biopharmaceuticals	Vertex Pharmaceuticals

*	Removed from list after 2007 because information is no longer available due primarily to acquisitions.

These companies, which are pharmaceutical-related companies, were chosen primarily on the basis of revenues. To give effect to Noven’s 49% interest in Novogyne (Noven’s joint venture with Novartis, the net revenues of which are not included in Noven’s financial results), Noven’s revenues, for benchmarking purposes, are combined with 49% of the revenues of Novogyne. These peer companies’ revenues ranged from 50% to 200% of Noven’s revenues as determined above. Companies for which information is no longer available (due primarily to acquisitions) are shown with an asterisk in the table above and have been removed from the list of peer companies. Since not all compensation data is made publicly available by the companies listed in the table, Noven also uses published and private pay surveys for analysis of executive pay at comparably-sized pharmaceutical companies in the benchmarking process. While the Compensation Committee relied on the data points produced in these surveys, it did not predicate its compensation decisions on the specific companies that participated in such surveys. In this report, these companies and those listed in the table above are collectively referred to as Noven’s “Peer Companies.”

Base Salary

Noven targets base salaries for its executive officers generally based on the median base salary of similarly situated officers at the Peer Companies. Salary levels are typically determined annually at the Compensation Committee’s November meeting, as well as upon appointment, promotion or other change in job responsibilities. Each executive officer’s base salary is determined by the Compensation Committee, in consultation with our CEO, based on the executive officer’s particular qualifications, skills and experience, the expected roles and responsibilities of the position, market data prepared by PM&P and the level of compensation required to attract and retain the executive officer. In determining 2009 base salaries for the named executive officers, the Compensation Committee reviewed the results of seven salary budget surveys conducted by third-party compensation sources indicating that the surveyed companies expected to increase executive salaries by 3.9% to 4.1% in 2009.

Based on the foregoing, the Compensation Committee has approved the following base salaries, effective January 1, 2009, for the current named executive officers:

•	Peter Brandt — Mr. Brandt’s base salary for 2008 was determined as a result of the arms-length negotiation of his employment agreement, dated April 29, 2008, the material terms of which are described beginning on page 27 below. The factors that the Compensation Committee considered in its decision to approve Mr. Brandt’s 2008 base salary (as well as the other components of his compensation) included an assessment of his qualifications, skills and experience, market data and the level of compensation required to attract and retain Mr. Brandt. In November 2008, the Compensation Committee awarded Mr. Brandt a 5% merit increase in recognition of his performance toward achievement of a range of pre-defined objectives addressing issues faced by Noven in 2008, which merit increase was pro-rated based on the number of days Mr. Brandt was employed by Noven in 2008. Accordingly, the Compensation Committee granted Mr. Brandt a 2009 base salary increase of 3.3% to $674,375.

•	Jeffrey F. Eisenberg — In November 2008, the Compensation Committee granted Mr. Eisenberg a 2009 base salary increase of 4.1% to $380,000 to recognize his efforts in advancing Noven’s strategic objectives.

•	Michael D. Price — In November 2008, the Compensation Committee increased Mr. Price’s 2009 base salary by $39,000, or 13.9% to $325,000, which is composed of a $25,000 adjustment to align his base salary with the median salary for chief financial officers based on the Peer Company data and a $14,000 or 4.5% merit increase to recognize his performance in 2008.

•	Richard P. Gilbert — In November 2008, the Compensation Committee granted Mr. Gilbert a 2009 base salary increase of 5.0% to $273,000 to recognize his 2008 performance.

•	Steven M. Dinh — Mr. Dinh’s 2008 base salary was determined upon joining Noven as a result of the arms-length negotiation in connection with Mr. Dinh’s recruitment and offer of employment. In November 2008, the Compensation Committee awarded Mr. Dinh a 4.0% merit increase in recognition of his performance in 2008, which merit increase was pro-rated based on the number of days Mr. Dinh was employed by Noven in 2008. Accordingly, the Compensation Committee granted Mr. Dinh a 2009 base salary increase of 2.3% to $312,117.

•	Joel S. Lippman, M.D. — Dr. Lippman’s 2008 base salary was determined upon joining Noven as a result of the arms-length negotiation in connection with Dr. Lippman’s recruitment and offer of employment. In November 2008, the Compensation Committee awarded Dr. Lippman a 4.3% merit increase in recognition of his performance in 2008, which merit increase was pro-rated based on the number of days Dr. Lippman was employed by Noven in 2008. Accordingly, the Compensation Committee granted Dr. Lippman a 2009 base salary increase of 2.2% to $332,000.

Annual Incentive Plan

Noven’s annual incentive plan, or AIP, is intended to motivate executives by recognizing and rewarding annual corporate and individual performance. The Compensation Committee believes that performance-based annual incentives, in the form of cash incentives, should represent a meaningful component of Noven’s executive compensation program.

While the basic framework of the AIP has not changed significantly over the past several years, the Compensation Committee annually reevaluates the parameters of the program based on Noven’s then-current circumstances, as well as the performance and/or goals that the Compensation Committee deems critical for the success of the Company.

All of the named executive officers other than Mr. Brandt participated in the 2008 AIP. As discussed below, the 2008 annual incentive for Mr. Brandt, who joined Noven in April 2008, was determined under a separate plan — the 2008 CEO Incentive Plan — designed to qualify as “qualified performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).

Determination of Awards under the 2008 AIP for the NEOs other than Mr. Brandt

The determination of awards under the 2008 AIP for the named executive officers was based on two primary factors:

•	Financial Performance. Noven’s 2008 financial performance compared to pre-established financial measures.

•	Individual Performance Objectives. An executive officer’s performance in meeting his or her “individual performance objectives.”

Under the 2008 AIP, Noven’s financial performance established the size of a potential award. To the extent that Noven’s actual financial performance was equal to, greater than or less than Noven’s financial performance targets described below, then an executive’s annual incentive award would be equal to, greater than or less than his or her target award. However, one-half of this award (as adjusted for financial performance) was subject to the executive officer’s performance in achieving his or her individual performance objectives. An executive officer’s failure to achieve his or her individual performance objectives at 100% resulted in a corresponding reduction in one-half of the executive officer’s award under the 2008 AIP.

The Compensation Committee selected target incentive bonus awards as fixed percentages of base salaries for the named executive officers. The 2008 target AIP awards were set between 45% and 50% of base salary for each of the named executive officers participating in the 2008 AIP. In determining the target AIP awards for the named executive officers, the Compensation Committee considered market data, including the 2007 benchmarking study, which indicated that these target awards approximated the median for similarly situated executives at the Peer Companies.

The financial measures selected by the Compensation Committee for the 2008 AIP were:

•	Revenues. Total combined net revenues of Noven and Novogyne adjusted to exclude Noven’s total product revenues from sales to Novogyne.

•	Pre-Tax Income. Noven’s pre-tax income adjusted to exclude clinical expenses.

For the revenue measure, the Compensation Committee added Novogyne revenues to the calculation because Noven is responsible for the sales and marketing function of the joint venture. Each measure was weighted equally for purposes of AIP calculations.

The revenue and pre-tax income target matrix approved for the 2008 AIP are summarized as follows:

Revenue		Pre-Tax Income
Performance		Performance
Achieved	Award	Achieved	Award
(% of Target)	(% of Target)	(% of Target)	(% of Target)

< 85%	0%	< 80%	0%
85%	50%	80%	50%
92.5%	75%	90%	75%
100%	100%	100%	100%
120%	182%	120%	120%
141%	265%	140%	180%

The Compensation Committee established the financial performance targets for the 2008 AIP in the first quarter of 2008 based on its assessment of the expected difficulty of management achieving the performance targets in 2008. There was no limit on the maximum percentage payout for either the pre-tax income or revenue measures.

Revenue and pre-tax income in 2008 (as adjusted in the manner described above) were $248.1 million and $35.5 million, respectively. Based on Noven’s reported financial results, Noven’s adjusted financial performance for 2008 would have resulted in an award equal to 108.7% of an individual’s target award under the 2008 AIP, calculated as follows:

Revenues		Pre-Tax Income
Performance	Award	Performance	Award
Achieved	(% of Target)	Achieved	(% of Target)

103.8%	110.1%	107.2%	107.2%

Consistent with prior years, the 2008 AIP gave the Compensation Committee the discretion to increase or decrease performance goals and target awards to reflect changed circumstances. For the 2008 AIP, the Compensation Committee reviewed certain non-recurring and unusual events affecting Noven’s 2008 financial performance. Based on this review, the Compensation Committee excluded several items from the calculation of pre-tax income under the 2008 AIP that were not contemplated when the 2008 AIP was adopted in the first quarter of the year. The net effect of excluding such items resulted in the reduction of the financial performance portion of the award from 108.7% to 104.1%. Following further review of Noven’s performance in 2008 and upon the recommendation of Noven’s management, the Compensation Committee decided to further exercise its negative discretion under the 2008 AIP and reduced the financial performance portion of the award to 100%.

For the non-financial portion of the award under the 2008 AIP, each of the named executive officer’s performance was assessed in meeting his or her individual performance objectives based on a combination of objective standards and subjective assessments of performance. Participating named executive officers achieved their individual performance objectives and the portion of their incentive awards under the 2008 AIP applicable to individual performance objectives were accordingly paid at target.

The amounts paid to each of the named executive officers participating in the 2008 AIP are set forth in the column titled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table on page 31.

Determination of 2008 Bonus for Mr. Brandt

As noted above, Mr. Brandt’s bonus for 2008 was determined under the 2008 CEO Incentive Plan. Mr. Brandt joined Noven in April 2008 and, in order to comply with Section 162(m) of the Code, the financial measures (revenues and pre-tax income calculated in the same manner as the 2008 AIP) under the 2008 CEO Incentive Plan are based on Noven’s financial results for the nine months ended December 31, 2008. The 2008 CEO Incentive Plan allocates 70% of his award based on Noven’s financial performance and 30% on individual performance objectives. The other terms and conditions of the 2008 CEO Incentive Plan are substantially similar to the terms of the 2008 AIP applicable to the other named executive officers. In accordance with the terms of Mr. Brandt’s employment agreement (see discussion below), Mr. Brandt’s target award under the 2008 CEO Incentive Plan was 75% of his base salary based on the number of days Mr. Brandt was employed by Noven in 2008.

Based on Noven’s reported financial results, Noven’s adjusted financial performance for the nine months ended December 31, 2008 would have resulted in an award equal to 114.3% of Mr. Brandt’s target award under the 2008 CEO Incentive Plan, calculated as follows:

Revenues		Pre-Tax Income
Performance	Award	Performance	Award
Achieved	(% of Target)	Achieved	(% of Target)

105.8%	115.5%	113.1%	113.1%

The Compensation Committee exercised its discretion under the 2008 CEO Incentive Plan and reduced the financial performance portion of the award to 100% in the same manner as described above for the 2008 AIP for the other named executive officers. The rationale for this decision was that the Compensation Committee believed that the assessment of financial performance under the two annual incentive plans should be the same. The Compensation Committee determined that Mr. Brandt achieved all of his individual performance objectives for 2008. The amounts paid to Mr. Brandt under the 2008 CEO Incentive Plan are set forth in the column titled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table on page 31.

In recognition of Mr. Brandt’s performance in 2008, the Compensation Committee determined in February 2009 that Mr. Brandt should receive a supplemental incentive payment of $218,750. In lieu of a cash award, the Compensation Committee decided to pay such award in the form of an immediately exercisable SSAR because it is more performance-based than a cash award. Accordingly, Mr. Brandt was granted a SSAR on February 4, 2009 to purchase 62,712 shares of common stock at an exercise price of $9.47 per share, the closing price on the date of grant. Among other reasons, the Compensation Committee selected a SSARs award instead of a cash award in order for this award to qualify as “performance-based compensation” under Section 162(m) of the Code.

2009 Annual Incentive Plan

The Compensation Committee has approved an annual incentive plan for 2009. The financial measures selected by the Compensation Committee for the 2009 AIP are:

•	Revenues. Total combined net revenues of Noven and Novogyne adjusted to exclude Noven’s total product revenues from sales to Novogyne.

•	Pre-Tax Income. Noven’s pre-tax income. The Compensation Committee decided to treat clinical expenses in the same manner as all other expenses and accordingly, clinical expenses are not excluded from the calculation of pre-tax income under the 2009 AIP.

The percentage amounts of the performance matrix (award amounts based on performance) for the 2009 AIP were adjusted based on the Compensation Committee’s assessment of the difficulty in achieving the 2009 financial targets. Based on the potential for competitive harm to Noven, the specific dollar values of the financial targets under the 2009 AIP are not disclosed. Although no assurance can be given, the Compensation Committee believes that it is reasonably likely (although not certain or assured) that Noven will meet the minimum level of performance to trigger some incentive plan payment (i.e., at levels greater than or equal to 50% of target) under the 2009 AIP. The Compensation Committee further believes that achievement of the 2009 AIP’s financial target performance criteria is substantially uncertain and represents an appropriate challenge for Noven and its executive management team.

The 2009 individual targets for cash incentives as a percentage of base salary for the named executive officers are unchanged from the 2008 levels discussed above. The 2009 AIP allocates 60% of an executive’s 2009 AIP award based on Noven’s financial performance and 40% based on individual performance objectives. In order to incentivize individual performance independent of Noven’s financial performance, an executive may receive an award based on individual performance under the 2009 AIP whether or not minimum corporate financial performance thresholds have been met.

Long-Term Incentive Pay

Long-term incentive pay in the form of equity grants is intended to relate a significant portion of compensation for the named executive officers to long-term stock price appreciation realized by Noven’s stockholders.

Starting in 2006, the Compensation Committee began granting SSARs in lieu of stock options. A SSAR entitles the holder to receive upon exercise the shares of common stock, on a net after-tax basis, equal in value to the amount by which the underlying stock has appreciated since the right was granted. While SSARs offer participants a similar economic benefit as stock options, the Compensation Committee believes SSARs provide additional benefits to Noven, including reduced share dilution over the long term.

2008 Annual Grant of SSARs

The determination of annual equity grants to the named executive officers in 2008 was made with reference to ranges established as part of the 2007 executive compensation study conducted by PM&P, the executive’s level of responsibility and the recommendation at the time of Mr. Brandt (other than for his award). The Compensation Committee targeted long-term incentive grants at the market 75th percentile based on Noven’s philosophy of having significant incentives in place that provide value based on increases in shareholder value. The combination of market median cash compensation (salary and annual incentive opportunities) and 75th percentile equity opportunities provides total compensation between the median and market 75th percentiles.

The following table shows the grant date fair value (using the Black-Scholes pricing model) and the number of shares of common stock underlying the SSARs granted to the named executive officers as part of the 2008 annual grant:

	Grant Date	Number
Executive	Fair Value	of Shares

Peter Brandt*	$985,703	188,471
Jeffrey F. Eisenberg	$375,000	71,702
Michael D. Price	$350,000	66,922
Richard P. Gilbert	$350,000	66,922
Steven M. Dinh*	$201,833	39,038
Joel S. Lippman, M.D.*	$175,000	33,461

*	As discussed below, Messrs. Brandt and Dinh and Dr. Lippman also received equity grants in 2008 upon joining Noven. The annual grants of SSARs to these executive officers in November 2008 were reduced pro-rata based on the number of days they were employed by Noven in 2008 — and therefore are less than what they otherwise would have received had they been employed by Noven for the entire year in 2008.

Under the 1999 Plan, the exercise price of SSARs (and stock options) may not be less than the closing price of Noven’s common stock on the date of grant.

Employment Agreement — Mr. Brandt

Noven’s insider trading policy prohibits hedging or monetization transactions, such as zero-cost collars and forward sale contracts. Noven’s policies do not include share-retention or equity ownership requirements for its executive officers. A 2007 review of the Peer Companies indicated that only four of the 21 Peer Companies had share-retention or equity ownership guidelines for executive officers. Nonetheless, the Compensation Committee continues to monitor evolving practices in this area and intends to review whether to implement share-retention guidelines as part of the 2009 compensation study to be conducted by PM&P.

Noven’s current form of equity award agreements contains clawback provisions. Under these provisions, executives who violate any non-competition, confidentiality or other obligation owed to Noven will forfeit any outstanding award as of the date of the violation and will have to return any gains realized in the twelve months prior to such violation. These provisions serve to protect Noven’s intellectual property and business enterprise and help ensure that executives act in the best interests of Noven and its stockholders.

2008 New Hire Equity Grants

In order to attract and incentivize new hires, initial equity grants are typically larger than annual grants. In addition to the annual grant discussed above, Messrs. Brandt and Dinh and Dr. Lippman received the following equity awards in 2008 in connection with their respective appointments:

	SSARs		Restricted Stock
	Grant Date	Number	Grant Date	Number
Executive	Fair Value	of Shares	Fair Value	of Shares

Peter Brandt	$1,300,000	311,529	$2,275,000	250,000
Steven M. Dinh	$300,000	53,107	n/a	n/a
Joel S. Lippman, M.D.	$400,000	78,520	n/a	n/a

A discussion of the equity awards granted to Mr. Brandt upon joining Noven is included below in the discussion of his employment agreement. The SSARs granted to Mr. Dinh and Dr. Lippman upon joining Noven were determined as a result of the arms-length negotiation between Noven and each of the executive officers in connection with each such executive officer’s recruitment and offer of employment.

Benefits

Benefits for the executive officers are established based upon an assessment of competitive market factors and, to a lesser extent, a determination of what is needed to attract and retain talent. Except as described herein, executive officers are generally entitled to the same health, welfare and retirement benefits provided to all of our employees. In addition, Noven reimburses the following costs for executive officers: airline club membership, certain financial planning services, executive physical examinations and communication equipment and monthly usage fees.

On April 29, 2008, Noven entered into an employment agreement with Mr. Brandt as President and Chief Executive Officer. The initial two-year term of the agreement expires on April 28, 2010 and will continue for consecutive one-year terms unless the agreement is terminated by either party under certain conditions. Mr. Brandt’s annual base salary under the employment agreement was set at $650,000 for 2008, subject to further increases at the discretion of the Board. Mr. Brandt’s annual target incentive bonus under Noven’s annual incentive plan during the term will be at least 75% of his base salary. Under his agreement, Mr. Brandt receives a non-accountable automobile expense allowance of $850 per month and is entitled to participate in all incentive, savings and retirement plans, as well as welfare benefit plans that are available to Noven’s executive officers.

In connection with his employment agreement, Mr. Brandt was granted the equity awards described above under the caption “2008 New Hire Equity Grants.” As with Mr. Dinh and Dr. Lippman, the new hire equity grants to Mr. Brandt were the result of an arms-length negotiation between Noven and Mr. Brandt in connection with Mr. Brandt’s recruitment and offer of employment. For Mr. Brandt, the Compensation Committee selected a combination of SSARs, time-vested restricted stock and performance-based restricted stock for Mr. Brandt’s new hire equity grants in order to meet several incentive objectives.

•	Mr. Brandt was granted SSARs to acquire 311,529 shares of common stock, which vest in four annual installments over four years. The Compensation Committee included SSARs in Mr. Brandt’s new hire equity package in order to align his interests with those of Noven’s stockholders.

•	Mr. Brandt was granted 100,000 shares of restricted stock, of which 50,000 shares were immediately vested and the remaining 50,000 shares vest annually in three annual installments over three years. The Compensation Committee included such restricted stock in Mr. Brandt’s new hire equity package because of its enhanced retention value.

•	Mr. Brandt was also granted 150,000 shares of performance-based restricted stock that vest as follows: (i) 50,000 shares upon Noven attaining annual pre-tax income over $50 million; (ii) 50,000 shares upon Noven attaining annual pre-tax income over $75 million; and (iii) 50,000 shares upon Noven attaining annual pre-tax income over $100 million. The Compensation Committee selected these performance goals based on its belief that achievement of these goals would result in significant value to Noven and its stockholders. In 2008, Noven’s pre-tax income was $32.8 million. These 150,000 shares of restricted stock are intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code.

If, prior to a “change in control”, the employment agreement is terminated by Noven “without cause” or by Mr. Brandt for “good reason” (as such terms are defined in the employment agreement), then Mr. Brandt is entitled to: (i) a severance payment in an amount equal to 18 months of his then-base salary, payable at such time as his salary would have otherwise been payable; (ii) a pro-rated award (based on the date of termination) under Noven’s annual incentive plan based on his target incentive percentage; and (iii) immediate vesting of the SSARs awarded to him on April 29, 2008 and up to a total of 50,000 shares of the restricted stock that vests on the first, second and third anniversary of the employment agreement. If Noven declines to renew the employment agreement, Mr. Brandt is not entitled to a cash severance payment, but would be entitled to receive the benefits described in (ii) and (iii) of this paragraph.

If, following a “change of control”, Mr. Brandt is terminated for any reason other than death, disability or for “cause”, or he terminates the employment agreement for “good reason” (as defined in the employment agreement), or if Noven declines to renew the employment agreement for at least the two-year period following the change of control, then Mr. Brandt is entitled to a severance payment equal to two times his “annual base salary” and “highest annual bonus” (as defined in the employment agreement). The employment agreement also provides that he is entitled to continue to participate in Noven’s welfare benefit plans for the full two-year period following the change of control. In the event that any payments made in connection with a change of control would be subjected to the excise tax imposed by Section 4999 of the Code, Noven would be required to “gross-up” Mr. Brandt’s compensation for all federal, state and local income and excise taxes and any penalties and interest thereon.

Compensation to Mr. Eisenberg as Interim Chief Executive Officer

In January 2008, Noven appointed Mr. Eisenberg as Executive Vice President and Interim Chief Executive Officer. Prior to then, Mr. Eisenberg had been serving as Senior Vice President — Strategic Alliances. Since the appointment of Mr. Brandt as Noven’s Chief Executive Officer in April 2008, Mr. Eisenberg has served as Noven’s Executive Vice President. In connection with his appointment as Interim Chief Executive Officer, Noven entered into a letter agreement with Mr. Eisenberg which provided him:

•	an additional $33,334 per month in base salary for the period from January 2, 2008 until April 29, 2008, the date of the appointment of Mr. Brandt as the permanent Chief Executive Officer; and

•	a restricted stock award of 7,342 shares of Noven common stock, which had a market value of $100,000 on the date of grant (based on a per share grant value of $13.62), and which vests over a two year period in eight quarterly installments beginning on March 31, 2008.

Mr. Eisenberg’s cash compensation (base salary as increased by the amounts noted above plus his full year annual incentive opportunity) was designed to provide him, for his services as Interim Chief Executive Officer, with a total cash compensation package similar to the market median for a Peer Company chief executive officer, as determined in the market comparison performed during 2007 by PM&P. The Compensation Committee decided to include a restricted stock grant to provide a retention incentive for Mr. Eisenberg in the event that he did not become the permanent Chief Executive Officer, as his continued services as Executive Vice President were considered to be critical to Noven’s future success. The Compensation Committee decided on the amount of the restricted stock award based on the assumption that Mr. Eisenberg’s term as Interim Chief Executive Officer would be less than six months and that Mr. Eisenberg should receive an award that constitutes a significant percentage of his regular grant of SSARs. The Compensation Committee chose restricted stock as the instrument because it provides a greater retention incentive than do SSARs.

The letter agreement with Mr. Eisenberg also provides for severance in the event that, prior to December 31, 2009, he is terminated without “cause” or resigns for “good reason” (as such terms are defined in the letter agreement), in which event he would receive (i) severance equal to one year of his then-current salary, (ii) an amount equal to his target award under the AIP in effect during the applicable fiscal year of the date of termination or resignation, (iii) immediate vesting of the restricted stock outstanding at the date of such termination or resignation, and (iv) an extension of the exercise period for then vested options or SSARs from 90 days to 12 months after the date of such termination or resignation. The severance benefits resulted from the negotiation of Mr. Eisenberg’s letter agreement and were deemed appropriate by the Compensation Committee.

Post-Employment Payments to Mr. Strauss

Effective January 2, 2008, Robert C. Strauss retired from his roles as the President, Chief Executive Officer, director and Chairman of Noven. In connection with his retirement, Noven and Mr. Strauss entered into a separation agreement, which provided for certain separation payments, equity grants and the extension of certain vesting periods for stock options and SSARs vested as of the date of his separation from Noven. All of these amounts were recognized and accrued in 2007 for financial reporting purposes and are reported herein in the Summary Compensation Table for 2007.

Change of Control Arrangements

Noven has separately entered into change of control employment agreements with its executive officers (other than Mr. Brandt). These agreements, which are more fully described beginning on page 42 of this Proxy Statement, become effective if a change of control occurs during the three-year period that commences on the execution of the agreement. The change of control employment agreements are intended to further the interests of Noven’s stockholders by providing for continuity of management in the event of a change of control of Noven. In November 2008, the Compensation Committee renewed these agreements for the named executive officers, which had the effect of extending the three-year term of those agreements to November 2011. The renewed agreements also contain amendments designed to comply with Section 409A of the Code.

In the event that any payments made in connection with a change of control under the change of control employment agreements for the named executive officers would be subject to the excise tax imposed by Section 4999 of the Code, Noven would be required to “gross-up” the officer’s compensation for all federal, state and local income and excise taxes and any penalties and interest thereon.

Awards (including SSARs and stock options) granted under the 1999 Plan vest immediately upon a “change of control”. The definition of a “change of control” under these awards is substantially the same as the definition of “change of control” described on page 43 with respect to the change of control employment agreements.

Internal Revenue Code Limits on Deductibility of Compensation

Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to the corporation’s chief executive officer and three other most highly compensated executive officers as of the end of any fiscal year. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met.

The Compensation Committee believes that it is generally in Noven’s best interest to attempt to structure performance-based compensation, including stock option/SSARs grants or performance-based restricted stock or restricted stock unit awards and annual incentive awards, to executive officers who may be subject to Section 162(m) in a manner that satisfies the statute’s requirements. However, the Compensation Committee recognizes the need to retain flexibility to make compensation decisions that may not meet Section 162(m) standards when necessary to enable the Company to meet its overall objectives, even if the Company may not deduct all of the compensation for tax purposes. Accordingly, the Compensation Committee may approve compensation arrangements for certain officers that are not fully deductible. Further, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding Noven’s efforts, that compensation intended by the Compensation Committee to satisfy the requirements for deductibility under Section 162(m) will in fact do so. All of the executive compensation payments in 2008 were deductible under Section 162(m).

Compensation Committee Report

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate other of our filings, including this Proxy Statement, in whole or in part, the Report of the Compensation Committee below shall not be incorporated by reference into any such filings. This report shall also not be deemed to be “soliciting material,” or to have been “filed” with the Securities and Exchange Commission or subject to Regulation 14A under the Securities Exchange Act of 1934, as amended, or to the liabilities of Section 18 thereof.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee
John G. Clarkson, M.D., Chairperson
Pedro P. Granadillo
Robert G. Savage

Summary Compensation Table

The table below and the accompanying footnotes include information regarding 2008, 2007 and 2006 compensation for each of the named executive officers. Other tables in this Proxy Statement provide additional detail on specific types of compensation.

							Change in
							Pension
						Non-	Value and
						Equity	Non-
						Incentive	Qualified
						Plan	Deferred	All Other
				Stock	Option	Compen-	Compen-	Compen-
Name and Principal			Bonus	Awards	Awards	sation	sation	sation
Position	Year	Salary	(1)	(2)(3)	(2)(3)	(4)	Earnings	(5)	Total

Peter Brandt	2008	$422,500	$0	$863,446	$416,092	$365,625	$0	$15,538	$2,083,201
President & CEO	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert C. Strauss(6)	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former President, CEO &	2007	611,251	0	681,000	1,214,492	334,813	0	1,103,212	3,944,768
Chairman	2006	587,741	66,121	0	554,231	245,129	0	21,857	1,475,079
Jeffrey F. Eisenberg	2008	483,524	0	50,000	290,354	182,500	0	22,217	1,028,595
Executive Vice President &	2007	314,810	0	0	265,577	151,051	0	21,252	752,740
Former Interim CEO	2006	302,702	24,902	0	223,116	92,319	0	20,758	663,797
Michael D. Price	2008	286,000	0	0	107,843	128,700	0	48,517	571,060
Vice President & Chief	2007	27,500	10,000	N/A	12,500	0	0	11,772	51,772
Financial Officer	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Richard P. Gilbert(7)	2008	248,777	0	0	162,158	117,000	0	20,725	548,660
Vice President —	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Operations	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Steven M. Dinh(8)	2008	167,750	15,000	0	40,011	80,058	0	80,020	382,839
Vice President & Chief	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Scientific Officer	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Joel S. Lippman, M.D.(8)	2008	143,750	50,000	0	42,068	73,125	0	10,257	319,200
Vice President — Clinical	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Development & Chief	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Medical Officer
Juan A. Mantelle(9)	2008	287,080	0	0	237,541	114,832	0	19,769	659,222
Vice President & Chief	2007	278,718	0	0	247,974	111,753	0	19,173	657,618
Technical Officer	2006	267,998	20,917	0	210,144	77,543	0	18,407	595,009

(1)	2008 amounts are comprised of sign-on bonuses paid to Mr. Dinh and Dr. Lippman.

(2)	Represents the dollar amount recognized for financial statement reporting purposes for each fiscal year, in accordance with FAS 123(R), of equity grants made pursuant to the 1999 Plan. Pursuant to the rules of the Securities and Exchange Commission (“SEC”), the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these amounts are included in footnote 2 to Noven’s audited consolidated financial statements for the year ended December 31, 2008 included in Noven’s Annual Report on Form 10-K filed with the SEC on March 13, 2009.

(3)	The grant date fair value of the equity incentive grants made to the named executive officers in 2008 is set forth in the “Grant of Plan-Based Awards in 2008” table below.

(4)	Represents cash awards made under Noven’s formula-based annual incentive plans. Noven’s 2008 AIP and 2008 CEO Incentive Plan are more fully described in “Compensation Discussion and Analysis” which begins on page 17.

(5)	Items included under “All Other Compensation” for 2008 for each named executive officer are set forth in the table below:

		401(k)
		Matching	Auto	Life	Other
Name	Relocation	Contributions	Allowance	Insurance	Perquisites	Total

P. Brandt	$0	$2,776	$6,669	$602	$5,491	$15,538
R. Strauss	0	0	0	0	0	0
J. Eisenberg	0	7,208	7,200	517	7,292	22,217
M. Price	31,705	6,930	7,200	440	2,242	48,517
R. Gilbert	0	7,352	7,200	368	5,805	20,725
S. Dinh	70,397	2,128	3,877	216	3,402	80,020
J. Lippman	0	1,511	3,185	460	5,101	10,257
J. Mantelle	0	6,746	7,200	408	5,415	19,769

These items include: (i) relocation payments; (ii) matching contributions made by Noven under its 401(k) Employee Savings Plan (a plan providing for broad-based employee participation), including a “401(k) restoration match” under Noven’s Deferred Compensation Plan; (iii) a non-accountable auto allowance; (iv) insurance premiums paid by Noven for life insurance for the benefit of the named executive officers; and (v) the following additional perquisites: airline club membership, financial planning services, physical examinations, and communication equipment and related usage fees. The value of these perquisites is calculated based on their incremental cost to Noven, which is determined based on the actual cost of providing these perquisites.

(6)	Mr. Strauss retired from his roles as President, Chief Executive Officer, director and Chairman of Noven, effective on January 2, 2008. All of Mr. Strauss’ separation compensation was recognized in 2007 for financial statement reporting purposes.

(7)	Mr. Gilbert was appointed as an executive officer of Noven, effective on June 5, 2008.

(8)	Mr. Dinh, who joined Noven on June 4, 2008, received a $15,000 sign-on bonus on his date of hire and $70,397 in relocation benefits. Dr. Lippman, who joined Noven on July 14, 2008, received a $50,000 sign-on bonus on his date of hire.

(9)	Upon the appointment of Mr. Dinh on June 4, 2008, Mr. Mantelle was no longer deemed to be an executive officer of Noven.

Grants of Plan-Based Awards in 2008

									All Other
									Stock Awards
									and
									Option/SSAR	Exercise
									Awards:	or Base	Grant Date
			Estimated Possible Payouts			Estimated Future Payouts			Number of	Price of	Fair Value of
			Under Non-Equity Incentive			Under Equity Incentive			Securities	Option/	Stock and
			Plan Awards(1)			Plan Awards			Underlying	SSAR	Option/
					Maxi-	Thresh-		Maxi-	Options/	Awards	SSAR
	Grant		Threshold	Target	mum	old	Target	mum	SSARs(2)	(3)	Awards(4)
Name	Date		($)	($)	($)	(#)	(#)	(#)	(#)	($/Sh)	($)

Peter Brandt(5)	04/29/08	(6)							250,000	N/A	$2,275,000
	04/29/08		$182,813	$365,625	N/A	0	0	0	311,529	$9.10	1,300,000
	11/21/08								188,471	11.09	985,703
	02/04/09								62,712	9.47	218,750
Robert C. Strauss	N/A		N/A	N/A	N/A	0	0	0	0	N/A	N/A
Jeffrey F. Eisenberg	01/02/08	(6)	91,250	182,500	N/A	0	0	0	7,342	N/A	100,000
	11/18/08								71,702	11.09	375,000
Michael D. Price	11/18/08		64,350	128,700	N/A	0	0	0	66,922	11.09	350,000
Richard P. Gilbert	11/18/08		58,500	117,000	N/A	0	0	0	66,922	11.09	350,000
Steven M. Dinh(5)	06/04/08		40,029	80,058	N/A	0	0	0	53,107	11.84	300,000
	11/18/08								39,038	11.09	204,167
Joel S. Lippman(5)	07/14/08		36,563	73,125	N/A	0	0	0	78,520	10.86	400,000
	11/18/08								33,461	11.09	175,000
Juan A. Mantelle	11/18/08		57,416	114,832	N/A	0	0	0	38,241	11.09	200,000

(1)	Cash awards paid under Noven’s 2008 AIP and, with respect to Mr. Brandt, under the 2008 CEO Incentive Plan, are disclosed in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table on page 31. The “Estimated Possible Payouts” shown in the table above are based on the threshold (50% of target) and target amounts that the named executive officers were eligible to receive under this plan as described in the discussion of this plan found in “Compensation Discussion and Analysis” which begins on page 17. No maximum amount is provided because this plan does not limit the maximum potential payout.

(2)	Unless otherwise noted, represents the number of shares of Noven’s common stock underlying the SSAR awards granted to each named executive officer under the 1999 Plan. Except for Mr. Brandt’s February 4, 2009 SSAR award, which was immediately exercisable, each grant vests at a rate of 25% per year on the first four anniversaries of the grant date during the seven-year term of the grant.

(3)	Exercise price of each SSAR is the closing price of Noven’s common stock on the date of grant.

(4)	Represents the grant date fair value of each stock award and SSAR award calculated in accordance with FAS 123(R).

(5)	The threshold and target payouts under Non-Equity Incentive Plan Awards above are prorated based on the portion of the year in which Messrs. Brandt and Dinh and Dr. Lippman served Noven. The SSAR awards granted to Mr. Dinh and Dr. Lippman were also prorated based on the portion of 2008 in which each such named executive officer served Noven.

(6)	In connection with his employment agreement, Mr. Brandt was granted 250,000 shares of restricted stock, and in connection with Mr. Eisenberg’s appointment as Interim Chief Executive Officer, Mr. Eisenberg was granted 7,342 shares of restricted stock, each of which is more fully described in “Compensation Discussion and Analysis” which begins on page 17.

Outstanding Equity Awards at 2008 Year-End

						Stock Awards
								Equity
								Incentive	Equity
								Plan	Incentive
								Awards	Plan Awards
	Option/SSAR Awards							Number of	Market or
	Number of	Number of					Market	Unearned	Payout Value
	Securities	Securities				Number of	Value of	Shares,	of Unearned
	Underlying	Underlying				Shares or	Shares or	Units or	Shares, Units
	Unexercised	Unexercised		Option/		Units of	Units of	Other	or Other
	Options/	Options/ SSARs		SSAR	Options/	Stock That	Stock That	Rights That	Rights That
	SSARs (#)	(#)		Exercise	SSAR	Have Not	Have Not	Have Not	Have Not
	Exercisable	Unexercisable		Price	Expiration	Vested	Vested	Vested	Vested
Name	(1)	(1)		($)	Date	(#)	($)	(#)	($)

Peter Brandt(3)						50,000	$550,000	150,000	$1,650,000
	0	188,471		$11.09	11/20/2015
	0	311,529		$9.10	4/28/2015
Robert C. Strauss(4)	20,360	0		$22.83	12/31/2009	0	$0	50,000	$550,000
	53,704	0		$13.68	12/31/2009
	100,000	0		$22.60	12/31/2009
	80,000	0		$10.45	12/31/2009
	120,000	0		$13.11	9/4/2009
Jeffrey F. Eisenberg(5)	0	71,702		$11.09	11/17/2015	3,671	$40,381	0	$0
	13,040	39,121		$14.54	11/12/2014
	11,764	11,763		$22.83	11/13/2013
	23,148	7,716	(2)	$13.68	11/14/2012
	50,000	0		$22.60	11/10/2011
	24,000	0		$10.45	11/4/2010
	19,099	0		$13.11	9/4/2009
Michael D. Price	0	66,922		$11.09	11/17/2015	0	$0	0	$0
	15,625	46,875		$13.93	11/18/2014
Richard P. Gilbert	0	66,922		$11.09	11/17/2015	0	$0	0	$0
	7,452	22,354		$14.54	11/12/2014
	9,954	9,954		$22.83	11/13/2013
	17,393	5,798	(2)	$13.68	11/14/2012
	30,000	0		$16.35	12/5/2011
Steven M. Dinh(6)	0	39,038		$11.09	11/17/2015	0	$0	0	$0
	0	53,107		$11.84	6/3/2015
Joel S. Lippman(6)	0	33,461		$11.09	11/17/2015	0	$0	0	$0
	0	78,520		$10.86	7/13/2015
Juan A. Mantelle	0	38,241		$11.09	11/17/2015	0	$0	0	$0
	7,452	22,354		$14.54	11/12/2014
	11,764	11,763		$22.83	11/13/2013
	15,432	7,716	(2)	$13.68	11/14/2012
	50,000	0		$22.60	11/10/2011
	20,001	0		$10.45	11/4/2010
	10,000	0		$13.11	9/4/2009

(1)	Unless otherwise indicated, all equity awards listed in these columns are SSAR awards, which vest at a rate of 25% per year on the first four anniversaries of the grant date during the seven-year term of the grant.

(2)	Grant of stock option awards.

(3)	In addition to the awards listed, the Compensation Committee determined in February 2009 that Mr. Brandt should receive a supplemental incentive payment of $218,750 for his services in 2008, which was paid in the form of an immediately exercisable SSAR as more fully described in “Compensation Discussion and Analysis” which begins on page 17.

(4)	Mr. Strauss retired from his roles as President, Chief Executive Officer, director and Chairman of Noven on January 2, 2008. In connection with his retirement, Noven and Mr. Strauss entered into a separation agreement, dated as of January 2, 2008, pursuant to which, among other things: (i) all of Mr. Strauss’ stock options and SSARs which were vested as of December 31, 2007 may be exercised on or before the earlier of December 31, 2009 or the expiration date set forth in the applicable award agreement; and (ii) all of Mr. Strauss’ stock options and SSARs which were not vested as of December 31, 2007 were forfeited and terminated. Additionally, in connection with Mr. Strauss’ retirement, Noven granted to Mr. Strauss under the 1999 Plan restricted stock units for 50,000 shares of Noven’s common stock, which restricted stock units will vest all at once on January 10, 2010, provided that Mr. Strauss does not violate certain non-competition, non-solicitation and confidentiality agreements.

(5)	Mr. Eisenberg was appointed Executive Vice President and Interim Chief Executive Officer of Noven, effective January 2, 2008. In connection with his appointment, Noven and Mr. Eisenberg entered into a letter agreement, dated as of January 2, 2008, pursuant to which, among other things, Noven granted to Mr. Eisenberg under the 1999 Plan restricted stock units for 7,342 shares of Noven’s common stock, which restricted stock units will vest in eight equal quarterly installments beginning on March 31, 2008. The letter agreement between Noven and Mr. Eisenberg is more fully described in “Compensation Discussion and Analysis” which begins on page 17.

(6)	Mr. Dinh joined Noven as its Vice President & Chief Scientific Officer on June 4, 2008 and Dr. Lippman joined Noven as its Vice President — Clinical Development & Chief Medical Officer on July 14, 2008.

Option Exercises and Stock Vested in 2008

	Option Awards		Stock Awards
	Number of		Number of
	Shares		Shares
	Acquired	Value Realized	Acquired	Value Realized
	on Exercise	on Exercise	on Vesting	on Vesting
Name	(#)	($)	(#)	($)(1)

Peter Brandt	0	$0	50,000	$455,000
Robert C. Strauss	0	0	0	0
Jeffrey F. Eisenberg	0	0	3,671	38,867
Michael D. Price	0	0	0	0
Richard P. Gilbert	0	0	0	0
Steven M. Dinh	0	0	0	0
Joel S. Lippman	0	0	0	0
Juan A. Mantelle	0	0	0	0

(1)	Value realized is the amount equal to the closing market price of Noven’s common stock on a particular vesting date, multiplied by the number of shares vesting on such date.

Non-qualified Deferred Compensation in 2008

Noven has established a non-qualified deferred compensation plan available to members of the Board and a group of Noven’s officers selected by Noven’s Employee Benefits Committee. The plan permits participants to defer receipt of part of their current compensation to a later date as part of their personal retirement or financial planning. Participants may elect to defer, as applicable, portions of their director fees, base salary, bonus, long-term incentive plan awards, and/or restricted stock grants. Deferral elections are made annually and expire at the end of each plan year. Deferral elections are irrevocable once made. Benefit security for the plan is provided by a rabbi trust.

Deferrals are subject to minimum and maximum amount requirements, as defined in the plan. An employee participant that elects to participate in the plan in a given plan year must defer at least an aggregate amount of $4,000 from his or her base salary, bonus and/or long-term incentive plan awards; a director participant must defer at least $4,000 of his or her director fees. No minimum deferral is required for restricted stock grants, and a restricted stock recipient may defer up to 100% of a restricted stock grant. Deferring a grant of restricted stock does not alter the timetable for vesting of that grant. An employee participant may defer up to 75% of his or her salary and up to 100% of his or her bonus and/or long-term incentive plan awards; director participants may defer up to 100% of their director fees.

Commencing in 2007, participants became eligible to receive a “401(k) restoration match” that is intended to address reductions in the amount that participants receive in matching contributions under Noven’s 401(k)

Employee Savings Plan as a result of certain limits generally applicable to 401(k) plans. Contributions made by Noven under the deferred compensation plan in 2008 as a result of the 401(k) restoration match are noted in the table below.

Participants are at all times 100% vested in their deferral accounts. For cash deferrals, participants may elect one or more measurement funds selected by the Employee Benefits Committee (which are based on certain mutual funds) for the purpose of crediting or debiting additional amounts to a participant’s deferral account balance. Restricted stock deferrals are automatically allocated to a Noven stock unit measurement fund.

Amounts deferred may be paid out to participants in scheduled distributions, which may not be any sooner than two full plan years after the year to which the deferral election relates. A participant may also elect to receive a distribution if such participant experiences an unforeseeable financial emergency (as defined in the plan) or in the event of a change of control of Noven. Distributions may also be made upon a participant’s retirement, termination, disability or death.

Noven may terminate the plan at any time; however, upon termination, benefits would be paid as defined in the plan.

The following table sets forth the amounts deferred in 2008 under the non-qualified deferred compensation plan by the named executive officers.

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions in	Contributions in	Earnings in 2008	Withdrawals/	Balance at
Name	2008(1)(2) ($)	2008 ($)	($)	Distributions ($)	12/31/08(3) ($)

Peter Brandt	$0	$1,070	$0	$0	$1,070
Robert C. Strauss	0	0	0	0	0
Jeffrey F. Eisenberg	50,998	308	0	0	108,127
Michael D. Price	0	1,680	0	0	1,680
Richard P. Gilbert	70,921	563	0	0	112,643
Steven M. Dinh	0	0	0	0	0
Joel S. Lippman	0	0	0	0	0
Juan A. Mantelle	1,096	1,712	0	0	15,743

(1)	Messrs. Eisenberg, Gilbert and Mantelle were the only named executive officers who elected to defer compensation under the plan in 2008.

(2)	All amounts in this column are also reported as compensation for the applicable individual in the Summary Compensation Table.

(3)	The aggregate balance at December 31, 2008 includes the following contributions that are also reported as compensation in 2007 and 2006 in the Summary Compensation Table (i) for Mr. Eisenberg, $75,000 for 2007 and $30,000 for 2006, and (ii) for Mr. Mantelle, $5,908 for 2007 and $15,877 for 2006.

Additional Information About Change of Control and Termination Payments

Noven does not have a formal policy for severance or other related benefits upon the termination of any employee and, with the exception of severance payments that may be due to Mr. Brandt under his employment agreement and Mr. Eisenberg under his letter agreement (each as discussed in “Compensation Discussion and Analysis” beginning on page 17), none of the current named executive officers are entitled to a severance payment upon termination. Noven’s current general practice, which is at Noven’s sole discretion and subject to change at any time, is to provide an executive officer terminated other than for some form of cause with accrued salary and pro-rated bonus as of the date of termination, outplacement services for one year, a severance payment equal to the greater of the equivalent of the officer’s salary for one year or two weeks’ pay for every year of employment at Noven, and continuation of health care benefits through the severance period.

Noven does not have a retirement policy (other than the matching contributions made by Noven under its 401(k) Employee Savings Plan) and Noven’s named executive officers are not entitled to receive any special benefit upon retirement.

Noven has entered into change of control employment agreements with each of its current named executive officers (other than Mr. Brandt, who is provided change of control benefits under his employment agreement that are substantially the same as the benefits provided to the other named executive officers under the change of control employment agreements described below). These agreements are intended to further the interests of Noven’s stockholders by providing for continuity of management in the event of a change of control of Noven. The agreements become effective if a change of control occurs during the three-year period that commences on the execution of the agreement. In 2008, the Compensation Committee renewed these agreements for each current named executive officer, which had the effect of extending the three-year term to November 2011.

Under the change of control agreements, a change of control includes any of the following events:

•	the acquisition of 40% or more of Noven’s common stock by a person or group;

•	a change in the majority of the Board (other than a change approved by the incumbent Board);

•	approval by the stockholders of a reorganization, merger or consolidation and consummation thereof; or

•	approval by the stockholders of a liquidation or dissolution or sale of all or substantially all of the assets of Noven.

Exceptions are provided for certain transactions, including those where the existing stockholders of Noven maintain effective control.

Once the agreements become effective upon a change of control, they have a term of two years. Each agreement provides that a covered officer will have the position, responsibilities and authority at least commensurate with those held during the ninety days preceding the change of control. Each agreement also provides that the covered officer will be paid an annual base salary equal to the highest salary that officer received during the 12 months preceding the change of control; will be entitled to an annual bonus on the first anniversary of the change of control equal to the average annual bonus paid to that officer during the three years preceding the change of control; and will be entitled to continued participation in Noven’s benefit plans, fringe benefits, office support and staff, vacation, and expense reimbursement on the same basis as prior to the change of control, and in any case benefits that are no less favorable than those provided by Noven to “peer executives” (as defined in the agreements).

If, following a change of control, the officer is terminated for any reason other than death, disability or for “cause”, or such officer terminates his or her employment agreement for “good reason” (as defined in the agreements), then the officer is entitled to a severance payment equal to two times the officer’s “annual base salary” and “highest annual bonus” (as defined in the agreements). The agreements also provide that the officer is entitled to continue to participate in Noven’s welfare benefit plans for the full two-year period.

In the event that any payments made in connection with a change of control would be subjected to the excise tax imposed by Section 4999 of the Code, Noven will “gross-up” the officer’s compensation for all federal, state and local income and excise taxes and any penalties and interest thereon. The calculation of the excise tax in the tables above is based on a 280G excise tax rate of 20%, a statutory 35% federal income tax rate, and a 1.45% Medicare tax rate.